FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PROPUESTAS PARA JUNTA ORDINARIA DE ACCIONISTAS 2019 BANCO SANTANDER-CHILE

I. Resolver el destino de las utilidades del ejercicio 2018.

Se propondrá a la Junta Ordinaria de Accionistas la distribución de la utilidad líquida del ejercicio 2018, ascendente a $591.902.491.184, de la siguiente forma:

a) Repartir un dividendo de $1,88457837 por acción entre el total de 188.446.126.794 acciones emitidas e inscritas en el Registro de Accionistas, lo que alcanza a la suma total de $355.141.494.710.

b) Destinar el remanente de la utilidad del período, ascendente a $236.760.996.474 al fondo de reservas provenientes de utilidades.

El dividendo propuesto, de aprobarse, equivale al 60% de las utilidades del ejercicio del año 2018. El dividendo propuesto es atractivo para los accionistas en términos de rentabilidad de su inversión. Por ejemplo, si tomamos el precio de cierre de la acción al día 29 de marzo pasado, este dividendo representaría un retorno de 3,7% sobre dicho precio de cierre referencial.

Además, el aumento del fondo de reservas con el saldo de la utilidad del ejercicio que se propone que no se distribuya (40%) permite al Banco aumentar su base de capital, manteniendo una sólida posición para financiar el crecimiento previsto en el negocio. De esta forma se busca conciliar, por un lado, el objetivo de otorgar a los accionistas una adecuada rentabilidad sobre su inversión con el de mantener una sólida base de capital para financiar el crecimiento de los negocios del Banco a futuro.

II. Nombramiento definitivo de Directores Titulares y Suplente.

Se propondrá a la Junta Ordinaria de Accionistas nombrar en forma definitiva, en el cargo de directores titulares a: i) don Rodrigo Echenique Gordillo, en calidad de director titular en reemplazo de don Andreu Plaza López; y a ii) don Rodrigo Vergara Montes quien asume el cargo de director titular que dejó don Oscar Von Chrismar Carvajal, al pasar a ocupar éste el cargo de director suplente en reemplazo de don Raimundo Monge quien presentó su renuncia. Don Rodrigo Vergara se propone como director titular independiente.

Se propondrá, asimismo, nombrar en forma definitiva, como director suplente, a don Oscar Von Chrismar Carvajal, quién asume en reemplazo de don Raimundo Monge.

El señor Rodrigo Echenique Gordillo es licenciado en Derecho por la Universidad Complutense de Madrid. Es vicepresidente y director ejecutivo de Banco Santander S.A. (España) y miembro de la Junta de Santander México. Tiene una importante y vasta experiencia en banca internacional. En 1976 se incorporó al Banco Exterior de España como director general adjunto y jefe de Servicios Legales. Posteriormente fue nombrado director general adjunto y miembro de la Comisión Ejecutiva, y se desempeñó como director ejecutivo de Banco Santander S.A. de 1988 a 1994. Fue miembro de directorios de varias empresas industriales y financieras como Ebro Azúcares y Alcoholes e Industrias Agrícolas S.A., y presidió el consejo asesor de Accenture. También fue presidente no ejecutivo de NH Hotels Group, Vocento, Vallehermoso, entre otros.

El señor Rodrigo Vergara es profesor titular del Instituto de Economía de la Pontificia Universidad Católica de Chile y economista senior del Centro de Estudios Públicos. Fue presidente del Banco Central de Chile entre 2011 y 2016. En 2012 fue elegido como el Economista del Año por el diario El Mercurio y un año después fue nominado por la revista Global Finance como uno de los cinco mejores presidentes de bancos centrales en el mundo y número uno en América. En 2013 también recibió el Premio Ingeniero Comercial, otorgado por la Fundación Facultad de Ciencias Económicas y Administrativas de la Pontificia Universidad Católica de Chile. En mayo de 2018 fue contratado por la Escuela de Gobierno de la Universidad de Harvard como investigador asociado del Centro Mossavar-Rahmani de la Escuela Kennedy de Gobierno. Es ingeniero comercial de la Pontificia Universidad Católica de Chile y doctor en Economía de la Universidad de Harvard.

III. Determinación de las remuneraciones del Directorio.

Se propondrá mantener las remuneraciones actualmente vigentes y que fueron acordadas en Junta Ordinaria de Accionistas de 24 de abril de 2018, las que aparecen informadas en la Memoria del Banco y disponibles en la página web.

IV. Designación de Auditores Externos para el ejercicio 2019.

Para este efecto se han solicitado propuestas a las firmas Deloitte, KPMG y PwC. Las 2 primeras respondieron por carta excusándose, por cuanto no tienen independencia respecto de Santander, en razón de prestarle diferentes servicios de asesoría, lo que es incompatible con la auditoría externa. En el caso de PwC los honorarios que eventualmente se deban pagar son los mismos que en el ejercicio 2018.

Por estas consideraciones, el Directorio del Banco ha acordado proponer a la Junta Ordinaria de Accionistas que se mantenga a PricewaterhouseCoopers Consultores, Auditores SpA. (PwC) como auditores externos del Banco y sus filiales, para el ejercicio del año 2019, según propuesta del Comité de Directores y Auditoría. PricewaterhouseCoopers Consultores, Auditores SpA. ha desarrollado en buena forma la auditoría del año 2018 y no es conveniente hacer cambios dado que esta firma lleva sólo dos ejercicios auditados.

V. Designación de Clasificadores Privados de Riesgo.

Se propondrá continuar con Fitch Chile, cuyos honorarios comprenden tanto servicios de clasificación nacional como internacional, y contratar a ICR Chile en vez de Feller, atendido que los honorarios propuestos por aquélla son más convenientes que los planteados por esta última empresa. El 7 de noviembre de 2018, ICR se asoció con Moody’s Investor Services, por lo cual también cuenta con estándares globales al igual que Fitch.

VI. Informe del Comité de Directores y Auditoría, determinación de la remuneración de sus miembros y del presupuesto de gastos para su funcionamiento.

Se propondrá a la junta que el presupuesto de funcionamiento de este Comité sea la misma cantidad acordada en la Junta Ordinaria de Accionistas del año pasado, equivalente a 7.200 Unidades de Fomento. Esta propuesta considera la parte de la remuneración que la ley exige pagarles a los miembros del comité por su desempeño en él.

PROPOSALS FOR THE 2019 ORDINARY SHAREHOLDER’S MEETING BANCO SANTANDER-CHILE

I. Decide the destination of the profits of the fiscal year 2018.

It will be proposed to the Ordinary Shareholders' Meeting the distribution of net income for the year 2018, amounting to $ 591,902,491,184 as follows:

a) Distribute a dividend of $1.88457837 per share out of the total of 188,446,126,794 shares issued and registered in the Register of Shareholders, which amounts to a total of $355,141,494,710.

b) Allocate the remainder of the profit for the period to reserves, amounting to $236,760,996,474.

The proposed dividend, if approved, is equivalent to 60% of the profits for the year 2018. The proposed dividend is attractive to shareholders in terms of return on their investment. For example, if we take the closing price of the share as of March 29, this dividend would represent a return of 3.7% on that referential closing price.

In addition, the proposed allocation of the remaining profit (40%) for the year will increase the reserves allowing the Bank to increase its capital base, maintaining a solid position to finance the expected growth in the business. In this way, we seek the balance between the objective of granting shareholders an adequate return on their investment and the objective of maintaining a solid capital base to finance the growth of the Bank's future business.

II. Definitive appointment of Directors and Alternate Director.

It will be proposed at the Ordinary Shareholders Meeting to definitively appoint as Directors: i) Mr. Rodrigo Echenique Gordillo in replacement of and Mr. Andreu Plaza López, and ii) Mr. Rodrigo Vergara Montes as Director in replacement of Mr. Oscar Von Chrismar Carvajal, who was substituting on the Board after Mr. Raimundo Monge presented his resignation. Mr. Rodrigo Vergara is proposed as an Independent Director.

Furthermore, it will be proposed to definitively appoint as Alternate Director Mr. Oscar Von Chrismar Carvajal, who assumes as replacement for Mr. Raimundo Monge.

Mr. Rodrigo Echenique has been part of the Santander Group Board of Directors since 1988. From 1973 to 1976 he held several positions in the Spanish Public Administration (General Secretary of the Post and Telecommunications Office, Technical Advisor in the Office of the Spanish Prime Minister and other positions in the Spanish Tax Authority offices in Pontevedra and Madrid). Mr. Echenique served as chief executive officer of Banco Santander, S.A. from 1988 to 1994. He served on the boards of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. and chaired the advisory board of Accenture, S.A. Mr Echenique was also a non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A. He has also been non-executive chairman of Banco Popular Español, S.A. He currently is non-executive director at Inditex. Mr. Echenique has a graduate degree in Law and State Attorney from Universidad Complutense in Madrid and serves as chairman of the board of trustees and the executive committee of the Banco Santander Foundation.

Mr. Rodrigo Vergara is a tenured professor of the Institute of Economy in Pontificia Universidad Católica de Chile and senior economist in the Public Studies Centre. He was President of the Central Bank of Chile between 2011 and 2016. In 2012 he was chosen Economist of the Year by the national newspaper El Mercurio and a year later was nominated by the magazine Global Finance as one of the top five best presidents of central banks and number one in America. In 2013, he received the Business Award from the Economic and Administrative Sciences Faculty Foundation of the Pontificia Universidad Católica de Chile. In May 2018, Mr. Vergara was hired as an associate researcher in Harvard’s Mossavar-Rahmani Center for Business and Government. He has a Business Degree from the Pontificia Universidad Católica de Chile and a Doctorate Degree in Economy from Harvard University.

III. Determination of Board Remuneration.

It will be proposed to maintain the remunerations currently in force, namely the ones agreed at the Ordinary Shareholders Meeting of April 24, 2018, which are available in the Bank's Report and on the website.

IV. Appointment of External Auditors for the year 2019.

For this purpose we received proposals from the firms Deloitte, KPMG and PwC. The first two responded by letter that they were not able to participate as they were not independent to Santander: they currently provide advisory services, which is incompatible with external auditing. For PwC, the proposal of fees are similar to those paid for external auditing in 2018.

Taking this into consideration, the Board of the Bank has agreed to propose to the Ordinary Shareholders Meeting to keep the appointment of PricewaterhouseCoopers Consultores, Auditores SpA (PwC) as external auditors of the bank and its subsidiaries for the year 2019, as it was proposed by the Directors' Committee and Audit. This committee indicated to the Board of Directors that PricewaterhouseCoopers Consultores, Auditores SpA has performed a good and satisfactory audit of the year 2018, and that it is not convenient to make changes since this firm has only two audited years. Therefore it suggested to the Board that the audit contract is renewed with PricewaterhouseCoopers Consultores, Auditores SpA for the financial year 2019.

V. Designation of Private Risk Rating Agencies.

It will be proposed to continue with Fitch Chile, given the convenient proposal of fees which includes both national and international classifications presented, and to hire ICR Chile instead of Feller, given that the proposal of fees was more convenient than the latter company. On November 7, 2018, ICR became an affiliate of Moody’s Investor Services, obtaining global standards akin to Fitch Ratings.

VI. Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.

It will be proposed to the Ordinary Shareholders Meeting that the operating budget of this Committee continue to be the same amount agreed for the last year, equivalent to UF7,200. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it.

4633 Banco Santander Chile VIF Proof 6 Annual Ordinary Shareholders¡¦ Meeting of BANCO SANTANDER CHILE Date April 23, 2019 Please make your marks like this: x Use pen only _____________________________________ __________________________ Please Sign Here Date _____________________________________ __________________________ Please Sign Here Date „´ Please separate carefully at the perforation and return just this portion in the envelope provided. „´ Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual Ordinary Shareholders¡¦ Meeting of BANCO SANTANDER CHILE to be Held on April 23, 2019 for Holders as of March 11, 2019 All votes must be received by 12:00 p.m. E.T. time on April 17, 2019. Copyright c 2019 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR BANCO SANTANDER CHILE P.O. BOX 8016 CARY, NC 27512-9903 ¡E Mark, sign and date your Voting Instruction Form. ¡E Detach your Voting Instruction Form. ¡E Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Agenda 1. Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2018. 2. Decide the destination of the profits of the fiscal year 2018. Approve the proposed payment of a dividend of Ch$1.88457837 per share or 60% of 2018 net income attributable to shareholders as a dividend, which will be paid in Chile the day following the Meeting. The remaining 40% of the net income attributable to shareholders will be used to increase the reserves of the Bank. 3. Ratify the appointment of the Directors. Ratify the appointment of Mr. Rodrigo Vergara and Mr. Rodrigo Echenique Gordillo. Mr. Rodrigo Vergara was proposed as an Independent Director. Ratify the appointment of Mr. Oscar Von Chrismar Carvajal as Alternate Director. Further information on each candidate can be viewed at: https://santandercl.gcs-web.com/executivebios 4. Determination of Board Remuneration. The proposal consists of maintaining the remunerations currently in force, namely the ones agreed at the Ordinary Shareholders Meeting of April 24, 2018, which are available in the Bank¡¦s Report and on the website. The proposal consists of a monthly fee of 250 UF to each director of the Bank. In the case of the Chairman of the Board, this fee is twice the amount mentioned above, while that of the Vice-Chairmen is increased by 50%. Also it is proposed that if a director participates in one or more committees, excluding the Audit Committee and the Integral Risk Committee they will receive a fee of 30 UF for each session of the respective committee attended. The president of each committee will receive twice the amount mentioned for attending the corresponding sessions. For all, fees are limited to one session a month, which will be paid for attendance and not on a monthly basis. In relation to the directors that make up the Integral Risk Committee, whose frequency is two monthly sessions, a fee of 15 UF is proposed for each session attended. The president of this committee will receive twice the amount mentioned above for each session. For all, fees are limited to two sessions per month, which will be paid for attendance and not on a monthly basis. 5. Appointment of External Auditors for the year 2019. The Bank proposes PricewaterhouseCoopers Consultores, Auditores y Compania Limitada. Therefore, a vote for this resolution will be a vote for PricewaterhouseCoopers Consultores, Auditores y Compania Limitada. 6. Approval of local rating agencies. The Bank received proposals from Feller, Fitch Rating Chile and ICR and the Bank recommends going forward with Fitch and ICR. Therefore a vote for this resolution will be a vote for Fitch and ICR. 7. Approval of the Audit Committee¡¦s 2019 budget and remuneration for its members. The proposal consists of maintaining the same amount agreed for last year, equivalent to UF 7,200. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it. 8. Account of all operations with related parties as defined by Title XVI of Law 18,046. These can be viewed in Note 35 of the Bank¡¦s 2018 Audited Financial Statements. 9. Discuss any matter of interest that should be discussed in an Ordinary Shareholders¡¦ Meeting as defined by law and by the Bank¡¦s bylaws. These can be viewed in English and Spanish at the following link: https://www.santander.cl/accionistas/pdf/estados_financieros_anual_consolidado/EEFF_Banco_Santander_Chile_12_2018.pdf for Spanish, and https://www.sec.gov/Archives/edgar/data/1027552/000161577419004697/s116871_6k.htm for English. t For Against Abstain I NON-VOTABLE NON-VOTABLE 4633 Banco Santander Chile VIF.indd 1 4/4/2019 12:23:59 PM

4633 Banco Santander Chile VIF Proof 6 PROXY TABULATOR FOR BANCO SANTANDER CHILE P.O. Box 8016 CARY, NC 27512-9903 Annual Ordinary Shareholders’ Meeting of BANCO SANTANDER CHILE Instructions to The Bank of New York Mellon as Depositary (Must be received prior to 12:00 p.m. E.T. on April 17, 2019) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Banco Santander Chile (the “Company”) in the name of the undersigned on the books of the Depositary as of the close of business on March 11, 2019 at the Annual Ordinary Shareholders’ Meeting of the Company to be held in 140 Bandera Street, 12th floor, Santiago, Chile on April 23, 2019, and at any adjournment or postponement thereof, as specified on the reverse side. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolutions. 2. To the extent the Depositary is provided with Voting Instruction from any Holders of ADRs, Chilean law requires the Depositary to attend the Meeting for quorum purposes only on behalf of all Holders of ADRs, whether or not they have given Voting Instructions to the Depositary. (Continued and to be marked, dated and signed, on the reverse side) 4633 Banco Santander Chile VIF.indd 2 4/4/2019 12:23:59 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 4, 2019